SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Financial Statements

June 30, 2026 and 2025

(Unaudited)

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”). These condensed separate interim financial statements consist of the condensed separate interim statement of financial position of the Company as at June 30, 2026, and the related condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026, and condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2025, and condensed separate interim statements of changes in equity and cash flows for the six-month period ended June 30, 2025, presented herein for comparative purposes, were reviewed by another auditor whose report dated August 14, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying condensed separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The separate statement of financial position as at December 31, 2025, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 3, 2026. The separate statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited separate statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

August 14, 2026

Seoul, Korea

This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025

(In millions of won)	Notes		June 30, 2026 (Unaudited)	December 31, 2025

Assets
Cash and due from banks at amortized cost	4, 5, 24	~~W~~	1,187	2,589
Financial assets at fair value through profit or loss	4, 6, 24		3,183,425	3,160,174
Loans at amortized cost	4, 7, 24		2,428,373	2,951,878
Property and equipment	24		4,809	4,833
Intangible assets	24		6,862	7,114
Investments in subsidiaries	8		30,713,901	30,723,705
Net defined benefit asset	11		8,971	9,676
Deferred tax assets			39,812	6,388
Other assets	4, 7, 24		601,206	927,470
Total assets		~~W~~	36,988,546	37,793,827

Liabilities
Borrowings	4, 9		9,899	9,975
Debt securities issued	4, 10, 24		9,970,863	10,457,205
Deferred tax liabilities			-	-
Other liabilities	4, 24		660,905	991,187
Total liabilities			10,641,667	11,458,367

Equity	12
Share capital			2,969,641	2,969,641
Hybrid bonds			4,163,879	4,749,837
Capital surplus			1,484,821	11,350,744
Capital adjustments			(726,985)	(647,347)
Accumulated other comprehensive loss			(9,666)	(11,363)
Retained earnings			18,465,189	7,923,948
Total equity			26,346,879	26,335,460

Total liabilities and equity		~~W~~	36,988,546	37,793,827

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2026 and 2025

(In millions of won, except earnings per share data)	Notes		June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
			Three-month	Six- month	Three- month	Six- month

Interest income	21, 24	~~W~~	24,402	48,088	19,645	41,226
Interest expense	24		(87,827)	(172,844)	(80,036)	(163,354)
Net interest expense	13		(63,425)	(124,756)	(60,391)	(122,128)

Fees and commission income	21, 24		19,335	37,094	17,760	35,519
Fees and commission expense	24		(225)	(456)	(433)	(580)
Net fees and commission income	14		19,110	36,638	17,327	34,939

Dividend income	15, 21, 24		15,528	2,478,041	14,620	2,574,671
Net gain on financial assets at fair value through profit or loss	21		8,985	8,844	18,543	35,840
Net loss on foreign currency transaction	21		(19,223)	(17,580)	(949)	(583)
Reversal of credit losses	16, 21		274	351	295	368
General and administrative expense	17, 24		(36,888)	(70,661)	(38,365)	(68,052)

Operating income (expenses)			(75,639)	2,310,877	(48,920)	2,455,055

Non-operating expenses			(249)	(619)	(371)	(3,473)

Profit (loss) before income taxes			(75,888)	2,310,258	(49,291)	2,451,582

Income tax expense (income)	19		(58,721)	(32,891)	(1,580)	12
Profit (loss) for the period			(17,167)	2,343,149	(47,711)	2,451,570

Other comprehensive income (loss) for the period, net of income tax Items that will not be reclassified to profit or loss:			1,697	1,697	(2,068)	(2,068)
Remeasurements of net defined benefit liability (asset)			1,697	1,697	(2,068)	(2,068)
Total comprehensive income (loss) for the period		~~W~~	(15,470)	2,344,846	(49,779)	2,449,502

Basic and diluted earnings (loss) per share in won	20	~~W~~	(155)	4,748	(214)	4,786

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)		Share Capital	Hybrid Bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	11,350,744	(296,024)	(9,307)	7,733,000	26,348,175
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	2,451,570	2,451,570
Other comprehensive income (loss)		-	-	-	-	(2,068)	-	(2,068)
Remeasurements of the net defined benefit liability (asset)		-	-	-	-	(2,068)	-	(2,068)
		-	-	-	-	(2,068)	2,451,570	2,449,502
Transactions with owners:
Annual dividends		-	-	-	-	-	(267,755)	(267,755)
Quarterly dividends		-	-	-	-	-	(278,127)	(278,127)
Dividends to hybrid bonds		-	-				(99,133)	(99,133)
Redemption of hybrid bonds		-	(199,455)	-	(545)	-	-	(200,000)
Transfer of redemption loss on hybrid bonds to retained earnings		-	-	-	524	-	(524)	-
Issuance of hybrid bonds		-	398,835	-	-	-	-	398,835
Acquisition of treasury shares		-	-	-	(650,000)	-	-	(650,000)
Retirement of treasury shares		-	-	-	900,000	-	(900,112)	(112)
		-	199,380	-	249,979	-	(1,545,651)	(1,096,292)
Balance at June 30, 2025 (Unaudited)	~~W~~	2,969,641	4,799,501	11,350,744	(46,045)	(11,375)	8,638,919	27,701,385

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Changes in Equity (Continued)

For the six-month periods ended June 30, 2026 and 2025

(In millions of won)		Share Capital	Hybrid Bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2026	~~W~~	2,969,641	4,749,837	11,350,744	(647,347)	(11,363)	7,923,948	26,335,460
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	2,343,149	2,343,149
Other comprehensive income (loss)		-	-	-	-	1,697	-	1,697
Remeasurements of the net defined benefit liability (asset)		-	-	-	-	1,697	-	1,697
		-	-	-	-	1,697	2,343,149	2,344,846
Transactions with owners:
Annual dividends		-	-	-	-	-	(417,502)	(417,502)
Quarterly dividends		-	-	-	-	-	(348,750)	(348,750)
Dividends to hybrid bonds		-	-	-	-	-	(99,728)	(99,728)
Redemption of hybrid bonds		-	(985,016)	-	(181,484)	-	-	(1,166,500)
Transfer of redemption loss on hybrid bonds to retained earnings		-	-	-	1,846	-	(1,846)	-
Issuance of hybrid bonds		-	399,058	-	-	-	-	399,058
Acquisition of treasury shares		-	-	-	(700,000)	-	-	(700,000)
Retirement of treasury shares		-	-	-	800,000	-	(800,005)	(5)
Transfer of share premium to retained earnings		-	-	(9,865,923)	-	-	9,865,923	-
Balance at June 30, 2026 (Unaudited)	~~W~~	2,969,641	4,163,879	1,484,821	(726,985)	(9,666)	18,465,189	26,346,879

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2026 and 2025

			Six-month periods ended June 30
(In millions of Won)	Notes		2026 (Unaudited)	2025 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	2,343,149	2,451,570
Adjustments for:
Interest income	13, 21		(48,089)	(41,226)
Interest expense	13		172,844	163,354
Dividend income	15, 21		(2,478,041)	(2,574,671)
Income tax expense	19		(32,891)	12
Net loss(gain)on financial instruments at fair value through profit or loss			8,052	(10,987)
Reversal of credit losses	16, 21		(351)	(368)
Employee benefits			6,546	5,398
Depreciation and amortization	17		2,188	2,110
Net gain on foreign currency transaction			37,494	978
Non-operating expenses			(10)	2,265
			(2,332,258)	(2,453,135)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			(106,647)	(1,101,058)
Other assets			4,810	165
Net defined benefit asset			(498)	1,645
Other liabilities			(10,410)	(10,734)
			(112,745)	(1,109,982)

Income tax paid			(462)	(136)
Interest received			55,980	49,593
Interest paid			(172,696)	(171,786)
Dividends received			2,477,923	2,574,489
Net cash inflow from operating activities			2,258,891	1,340,613

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(300,000)	(100,000)
Decrease in financial assets at fair value through profit or loss			383,636	100,000
Lending of loans at amortized cost			(468,949)	(369,693)
Collection of loans at amortized cost			1,050,027	1,140,300
Acquisition of property and equipment			(191)	(102)
Acquisition of intangible assets			(318)	(826)
Increase in other assets			-	(8,225)
Acquisition of investments in subsidiaries			9,804	(100,054)
Net cash inflow from investing activities		~~W~~	674,009	661,400

SHINHAN FINANCIAL GROUP CO., LTD.

Condensed Separate Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2026 and 2025

			Six-month periods ended June 30
(In millions of won)	Note		2026 (Unaudited)	2025 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	399,058	398,835
Redemption of hybrid bonds			(1,166,500)	(200,000)
Issuance of debt securities			1,347,061	998,364
Redemption of debt securities issued			(1,947,450)	(2,045,000)
Increase in borrowings			109,774	9,700
Decrease in borrowings			(110,000)	(20,000)
Dividends paid			(865,858)	(644,704)
Acquisition of treasury shares			(700,000)	(650,000)
Retirement of treasury shares			(5)	(47)
Repayments of leased liabilities			(383)	(351)
Net cash outflow from financing activities			(2,934,303)	(2,153,203)

Net increase (decrease) in cash and cash equivalents			(1,403)	(151,190)

Cash and cash equivalents at the beginning of the period	23		2,587	151,203

Cash and cash equivalents at the end of the period	23	~~W~~	1,184	13

See accompanying notes to the condensed separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

1. Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 for the purpose of controlling and managing companies operating in the financial industry and providing financial support to its subsidiaries.

In addition, the shares have been listed on the Korea Exchange since September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, its American Depositary Shares (ADS) were listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)
Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2025.

The condensed separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No.1027 ‘Separate Financial Statements’, in which a parent, an investor in an associate or participant in a joint venture account for its investment on the basis of direct equity interest rather than on the basis of the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2025 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

3. Material accounting policies

(a) The Company applies the same accounting policies as in the preparation of the annual separate financial statements for the year ended December 31, 2025, except for the following amendments first applied from January 1, 2026, as described in Note 2(b).

i) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’

To address questions raised in practice and incorporate new requirements, Korean IFRS No. 1109 ‘Financial Instruments’ and No. 1107 ‘Financial Instruments: Disclosures’ have been amended. There is no significant impact on the separate financial statements from these amendments.

- Permit a financial liability to be regarded as settled (derecognized) through an electronic payment system before the settlement date, provided that specified criteria are met.

- Clarify and add further guidance for assessing whether financial assets meet the criterion of consisting solely of payments of principal and interest (SPPI).

- Require disclosure, by each class of financial instruments, of the effects of contractual terms that may change the timing or amount of contractual cash flows, as well as the extent of the entity’s exposure.

- Require additional disclosures for equity instruments designated at FVOCI.

ii) Annual Improvements to K-IFRS Volume 11

Annual Improvements to K-IFRS Volume 11 are effective for annual reporting periods beginning on or after January 1, 2026. There is no significant impact on the separate financial statements from these amendments.

- K-IFRS No. 1101 ‘First-time adoption of Korean International Financial Reporting Standards’ – Hedge accounting by a first-time adopter

- K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Gain or loss on derecognition and Guidance on implementing K-IFRS No. 1107

- K-IFRS No. 1109 ‘Financial Instruments’ – Derecognition of lease liabilities and transaction price

- K-IFRS No. 1110 ‘Consolidated Financial Statements’ – Determination of ‘de facto agent’

- K-IFRS No. 1007 ‘Statement of Cash Flows’ – Cost method

iii) Amendments to K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Contracts referencing nature-dependent electricity

Contracts referencing nature-dependent electricity were defined as contracts in which an entity is exposed to variability in the underlying volume of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g., weather). It was also clarified that contracts to purchase or sell nature-dependent electricity are subject to assessment for the own-use exemption. In addition, the hedge accounting requirements were amended to allow the variable nominal amount of forecast nature-dependent electricity transactions to be designated as a hedged item, and related disclosure requirements were added. There is no significant impact on the separate financial statements from these amendments.

(b)
As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements’, replaces K-IFRS 1001, ‘Presentation of Financial Statements’. K-IFRS No. 1118 is expected to enhance comparability of financial performance among similar entities by providing information useful to users of financial statements in analyzing and comparing an entity’s performance, with a particular focus on the statement of profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

3. Material accounting policies (continued)

(b) As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows (continued):

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’ (continued)

When the Company prepares its financial statements in accordance with K-IFRS No. 1118, the principal accounting policies that may result in significant differences from the current financial statements are as follows. These matters do not include all possible differences that may arise and are subject to change based on further analysis.

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. The Standard classifies all income and expenses not included in the investing, financing, income tax, or discontinued operations categories as operating, and defines operating profit or loss as a residual measure.

The Company is required to assess its main business activities in order to classify income and expenses into categories. If the Company’s main business activities include investing in a particular type of asset or providing financing to customers, certain income and expenses that would otherwise have been classified in the investing or financing categories are classified in the operating category.

Accordingly, operating profit or loss under K-IFRS No. 1118 may differ significantly from operating profit or loss as defined under K-IFRS No. 1001, which is generally calculated as operating revenue less operating expenses. K-IFRS No. 1118 requires disclosure in the notes of operating profit or loss as determined under K-IFRS No. 1001, as well as a reconciliation of the differences between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation of the following subtotals in the statement of profit or loss: ‘operating profit or loss’, comprising all income and expenses classified in the operating category; ‘profit or loss before financing and income tax’, comprising operating profit or loss and all income and expenses classified in the investing category; and ‘profit or loss’. However, if the Company’s main business activity is to provide financing to customers, the presentation of ‘profit or loss before financing and income tax’ may not be required, depending on the accounting policy elected.

K-IFRS No. 1118 introduces disclosure requirements for management-defined performance measures (MPMs), which are used by management in public communications outside the financial statements to convey management’s view of the entity’s overall financial performance. MPMs are defined as subtotals of income and expenses that are not specified in paragraph 118 of K-IFRS No. 1118 and are not otherwise required to be presented or disclosed by the Standard.

If MPMs are used, the Company is required to disclose the reasons for using such measures, how they are calculated, a reconciliation to the most directly comparable subtotal specified by K-IFRS No. 1118, the tax effects of each reconciling item, and the effects on non-controlling interests.

As a result of the issuance of K-IFRS No. 1118, certain amendments were made to K-IFRS No. 1007, ‘Statement of Cash Flows’. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit for the period to operating profit or loss, and the option to classify cash flows related to interest and dividends has been removed.

K-IFRS No. 1118 is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. Entities are required to apply the Standard retrospectively in accordance with K-IFRS No. 1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’. Accordingly, comparative information for the year ending December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 resulting from the issuance of K-IFRS No. 1118, as well as amendments to K-IFRS No. 1008 and K-IFRS No. 1107, become effective upon application of K-IFRS No. 1118.

The Company has not applied K-IFRS No. 1118 as its mandatory effective date has not yet been reached, and it plans to present its first interim financial statements for the period ending March 31, 2027 in accordance with K-IFRS No. 1118.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

3. Material accounting policies (continued)

(b) As of June 30, 2026, the newly enacted and disclosed but not yet effective new K-IFRS are as follows (continued):

i) K-IFRS No. 1118 ‘Presentation and Disclosure in Financial Statements’ (continued)

As of June 30, 2026, based on the information available and the impact analysis performed, the Company is conducting a preliminary assessment of the expected effects of applying K-IFRS No. 1118. Based on the analysis performed to date, changes in the classification of income and expenses into categories are expected to result in changes to certain subtotals in the statement of profit or loss, including operating profit or loss. In particular, the reclassification of interest expense, which is currently included in operating profit or loss, to the financing category is expected to be a major factor affecting operating profit or loss. This reclassification of categories itself is not expected to affect profit or loss for the period.

The Company is evaluating whether any financial performance measures disclosed externally qualify as management-defined performance measures under K-IFRS No. 1118. It is also assessing the impact of the amendments to K-IFRS No. 1007 Statement of Cash Flows on the calculation of cash flows from operating activities and the classification of cash flows related to interest and dividends.

This assessment is preliminary and may change as the Company finalizes its detailed accounting policies, updates its financial reporting and closing systems, restates comparative information, and completes further analysis. The Company is currently quantifying the specific financial effects of applying this Standard.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial risk management

(a) Overview

The Company manages various risks that may arise within the business sector of Shinhan Financial Group Co., Ltd. (the “Group”) and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the Parent Company level and the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk appetite.

- The Parent Company shall present the Group Risk Management Model Standard, supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for proactive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The fundamental policies for risk management of the Group are established by the Board of Directors of the Parent Company, while the basic risk management strategies are established by the Risk Management Committee (the “Group Risk Management Committee”) within the Parent Company’s Board of Directors. The Group's Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Officer of each subsidiary. The subsidiaries implement the risk management policies and strategies of the Group through their risk management committees, risk-related committees, and risk management organizations, and consistently establish and implement the detailed risk management policies and strategies. The risk management department of the Company assists the Group's Chief Risk Officer for risk management and supervision.

The Company has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be acceptable by the Group and each subsidiary, while the Risk Management Committee and the management-level risk Committees of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

ii-1) Group Risk Management Committee

The Committee establishes the risk management framework for the Company and each of its subsidiaries and comprehensively manages Group-wide risk-related matters, including the establishment of the Group’s fundamental risk management policies and strategies and the approval of limits. The Committee consists of directors of the Parent Company.

The resolution of the Committee is as follows:

- Establish risk management basic policy in line with management strategy

- Determine the level of risk that can be assumed by the Group and each subsidiary

- Approve the appropriate investment limits or loss allowance limit

- Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

- Matters concerning risk management organizational structure and division of duties

- Matters concerning the operation of the risk management system

- Matters concerning the establishment of various limits and approval of limits

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial risk management (continued)

(a) Overview (continued)

ii-1) Group Risk Management Committee(continued)

- Make decisions on approval of the FSS's internal rating based approach for non-retail and retail credit rating systems

- Matters concerning risk disclosure policy

- Crisis situation analysis results and related capital management plans and financing plans

- Matters deemed necessary by the Board of Directors

- Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines

- Matters deemed necessary by the Chairman

ii-2) Group Risk Management Council

In order to maintain the Group's risk management policies and strategies consistently, the Company resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s Chief Risk Officer and shall consist of the Chief Risk Officers of major subsidiaries.

iii) Group Risk Management System

iii-1) Management of the Risk Capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Company and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

iii-2) Risk monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the Group's business environment, the Company has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Company on key issues that affect risk management at the Group level. The Company prepares weekly, monthly and ad-hoc monitoring reports for Group management, including the CRO.

In addition, the Company operates a Risk Dashboard to monitor key risks arising from changes in the business portfolios of the Group and its subsidiaries, loss-absorbing capacity, and changes in the external market environment. Based on the results of such monitoring, the Company conducts proactive risk management by identifying high-risk and vulnerable areas, analyzing the underlying causes, and establishing and implementing appropriate response measures.

iii-3) Risk reviewing

When promoting new products and businesses or implementing major policy changes, risk factors are reviewed using a pre-defined checklist to prevent the promotion of businesses where risks are difficult to assess and to support rational decision-making.

The risk management departments of subsidiaries conduct prior reviews of new products, services, and business initiatives and monitor associated risks on an ongoing basis after implementation. In cases involving multiple subsidiaries or joint initiatives, the relevant risk management departments are required to consult with the risk management function of the Parent Company prior to conducting risk reviews.

iii-4) Crisis management

The Company maintains a group-wide crisis management system to detect the signals of potential crisis proactively and, in the event of a crisis, to respond on a timely, efficient and coordinated basis so as to overcome the crisis and ultimately maintain a sustainable organization. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘Caution’, ‘Alert’, ‘Imminent crisis’ and ‘Crisis’, the determination of which is made based on quantitative and qualitative monitoring and impact

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial risk management (continued)

(a) Overview (continued)

iii-4) Crisis management (continued)

analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan.

The Parent Company establishes and operates a group-wide crisis identification and response framework to ensure consistent recognition of and response to crisis situations across the Group. When a Group-wide crisis response is deemed necessary, such as when two or more subsidiaries reach the ‘Caution’ level or above, the Parent Company determines appropriate crisis response measures based on the applicable crisis situation level.

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Company faces. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Company and analysis by an internal credit rating expert.

① Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

② Measuring term structure of probability of default

Internal credit rating is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

③ Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue by 90 days or more from the contractual payment date,

- If the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company analyzed data from its past experience, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation.

Key macroeconomic variables	Correlation between credit risks
GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account ($0.1 billion)	(-)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.

LGD refers to the expected loss in the event of a default. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the assets, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity within groups and adjusted if necessary. The Company uses external benchmark information to supplement internal data for portfolios where sufficient historical data is not available internally.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

The maximum exposure to credit risk of financial instruments, excluding equity instruments, as of June 30, 2026 and December 31, 2025 is as follows:

			June 30, 2026	December 31, 2025
Due from banks and loans at amortized cost (*1):	Banks	~~W~~	1,187	2,589
	Corporations		2,428,373	2,951,878
			2,429,560	2,954,467
Financial assets at fair value through profit or loss			1,788,805	1,667,654
Other financial assets at amortized cost (*1), (*2)			600,919	927,158
		~~W~~	4,819,284	5,549,279

(*1) The maximum exposure amounts for due from banks, loans, and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2) Other financial assets mainly comprise accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Detailed information of financial assets at amortized costs on impairment as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	1,187	-	1,187	-	1,187
Corporations		2,429,381	-	2,429,381	(1,008)	2,428,373
		2,430,568	-	2,430,568	(1,008)	2,429,560
Other financial assets at amortized cost		601,160	-	601,160	(241)	600,919
	~~W~~	3,031,728	-	3,031,728	(1,249)	3,030,479

		December 31, 2025
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	2,590	-	2,590	(1)	2,589
Corporations		2,953,103	-	2,953,103	(1,225)	2,951,878
		2,955,693	-	2,955,693	(1,226)	2,954,467
Other financial assets at amortized cost		927,532	-	927,532	(374)	927,158
	~~W~~	3,883,225	-	3,883,225	(1,600)	3,881,625

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of June 30, 2026 and December 31, 2025 is classified as Prime. The distinction between Prime grade and Normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

In accordance with the Financial Holding Companies Act, the Company manages liquidity such that, at each month-end, the total amount of assets with a residual maturity of one month or less in the statement of financial position exceeds the total amount of liabilities with a residual maturity of one month or less.

The maturity analysis of non-derivative financial liabilities as of June 30, 2026 and December 31, 2025 is as follows:

		June 30, 2026
		1 month or less	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Liabilities:
Borrowings	~~W~~	5,000	-	-	5,000	-	-	10,000
Debt securities issued		313,459	341,978	188,556	1,194,549	8,754,944	95,853	10,889,339
Other financial liabilities		29,070	75,750	76,145	92,116	142,893	-	415,974
	~~W~~	347,529	417,728	264,701	1,291,665	8,897,837	95,853	11,315,313

		December 31, 2025
		1 month or less	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Liabilities:
Borrowings	~~W~~	10,000	-	-	-	-	-	10,000
Debt securities issued		880,482	591,353	581,788	816,521	8,337,526	148,540	11,356,210
Other financial liabilities		27,733	64,960	7,235	4,987	159,489	-	264,404
	~~W~~	918,215	656,313	589,023	821,508	8,497,015	148,540	11,630,614

(*) These amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using various valuation techniques, including recent transactions between independent parties conducted on an arm’s length basis, reference to the current fair value of other substantially identical financial instruments where available, discounted cash flow methods, and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

• Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

• Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

• Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets measured at fair value as of June 30, 2026 and December 31, 2025 is as follows:

		June 30, 2026
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	1,788,805	1,394,620	3,183,425

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	~~W~~	-	1,667,654	1,492,520	3,160,174

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

Changes in carrying amounts of financial instruments classified as Level 3 for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Financial assets at FVTPL
Beginning balance	~~W~~	1,492,520
Recognized in profit or loss		12,608
Purchases		300,000
Settlement		(410,508)
Ending balance	~~W~~	1,394,620

		December 31, 2025
		Financial assets at FVTPL
Beginning balance	~~W~~	1,483,122
Recognized in profit or loss		9,398
Purchases		100,000
Settlement		(100,000)
Ending balance	~~W~~	1,492,520

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) Valuation techniques and input variables used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2026 and December 31, 2025 are as follows:

	Type of financial instrument	Valuation techniques	Type	Carrying amount	Inputs
2026	Financial assets at fair value through profit or loss	Net asset valuation approach	Beneficiary certificates	1,788,805	Prices of underlying assets such as bonds
2025	Financial assets at fair value through profit or loss	Net asset valuation approach	Beneficiary certificates	1,667,654	Prices of underlying assets such as bonds

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and input variables unobservable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026
	Valuation technique	Type of financial instrument		Carrying amount	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at fair value through profit or loss	Option model (*)	Hybrid bonds	~~W~~	1,394,620	Volatility of interest rate	0.52%~0.82%

	December 31, 2025
	Valuation technique	Type of financial instrument		Carrying amount	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets at fair value through profit or loss	Option model (*)	Hybrid bonds	~~W~~	1,492,520	Volatility of interest rate	0.46%~0.86%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable inputs

For Level 3 fair value measurements, the effects on profit or loss of changes in unobservable inputs to reasonably possible alternative assumptions as of June 30, 2026 and December 31, 2025 are as follows:

			June 30, 2026
			Profit (loss) for the period
			Favorable change	Unfavorable change
Recognized in profit or loss (*)	Financial assets at fair value through profit or loss	~~W~~	31	(25)

			December 31, 2025
			Profit (loss) for the year
			Favorable change	Unfavorable change
Recognized in profit or loss (*)	Financial assets at fair value through profit or loss	~~W~~	207	(233)

(*) Fair value changes are calculated based on a 10% increase or decrease in interest rate volatility, which is a significant unobservable input.

ii) Financial instruments measured at amortized cost

ii-1) Methods for determining the fair value of financial instruments measured at amortized cost

Type	Measurement methods of fair value
Due from banks

The carrying amount and fair value of cash are identical. Most due from banks are floating-rate deposits or overnight deposits with very short maturities; accordingly, the carrying amount is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.
Borrowings and debt securities issued

The fair value is based on quoted prices in active markets. Where such prices are not available, fair value is determined as the present value of contractual cash flows discounted using a market interest rate adjusted for residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) financial instruments measured at amortized cost (continued)

ii-2) The carrying amounts and fair value of the financial instruments measured at amortized cost as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026		December 31, 2025
		Carrying amount	Fair value	Carrying amount	Fair value
Assets:
Due from banks at amortized cost	~~W~~	1,187	1,187	2,589	2,589
Loans at amortized cost		2,428,373	2,579,654	2,951,878	3,109,700
Other financial assets		600,919	600,919	927,158	927,158
	~~W~~	3,030,479	3,181,760	3,881,625	4,039,447
Liabilities:
Borrowings	~~W~~	9,899	9,885	9,975	9,976
Debt securities issued		9,970,863	9,857,928	10,457,205	10,492,523
Other financial liabilities		479,829	479,829	329,942	329,942
	~~W~~	10,460,591	10,347,642	10,797,122	10,832,441

ii-3) The fair value hierarchy of financial instruments that are not measured at fair value in the statement of financial position but for which fair values are disclosed as of June 30, 2026 and December 31, 2025 is as follows:

		June 30, 2026
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	1,184	3	-	1,187
Loans at amortized cost		-	-	2,579,654	2,579,654
Other financial assets		-	-	600,919	600,919
	~~W~~	1,184	3	3,180,573	3,181,760
Liabilities:
Borrowings	~~W~~	-	9,885	-	9,885
Debt securities issued		-	9,857,928	-	9,857,928
Other financial liabilities		-	-	479,829	479,829
	~~W~~	-	9,867,813	479,829	10,347,642

		December 31, 2025
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	2,586	3	-	2,589
Loans at amortized cost		-	-	3,109,700	3,109,700
Other financial assets		-	-	927,158	927,158
	~~W~~	2,586	3	4,036,858	4,039,447
Liabilities:
Borrowings	~~W~~	-	9,976	-	9,976
Debt securities issued		-	10,492,523	-	10,492,523
Other financial liabilities		-	-	329,942	329,942
	~~W~~	-	10,502,499	329,942	10,832,441

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in measuring the fair value of financial instruments not measured at fair value but classified as Level 2 or Level 3 for fair value disclosures as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		2,579,654	Discount rate
Other financial assets	DCF		600,919	Discount rate
		~~W~~	3,180,576
Liabilities:
Borrowings	DCF	~~W~~	9,885	Discount rate
Debt securities issued	DCF		9,857,928	Discount rate
Other financial liabilities	DCF		479,829	Discount rate
		~~W~~	10,347,642

	December 31, 2025
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,109,700	Discount rate
Other financial assets	DCF		927,158	Discount rate
		~~W~~	4,036,861
Liabilities:
Borrowings	DCF	~~W~~	9,976	Discount rate
Debt securities issued	DCF		10,492,523	Discount rate
Other financial liabilities	DCF		329,942	Discount rate
		~~W~~	10,832,441

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	1,187	-
Financial assets at fair value through profit or loss		3,183,425	-	-
Loans at amortized cost		-	2,428,373	-
Other financial assets at amortized cost		-	600,919	-
	~~W~~	3,183,425	3,030,479	-
Liabilities:
Borrowings	~~W~~	-	-	9,899
Debt securities issued		-	-	9,970,863
Other financial liabilities (*)		-	-	479,829
	~~W~~	-	-	10,460,591

(*) Includes lease liabilities under K-IFRS No. 1116.

		December 31, 2025
		Financial assets at fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	2,589	-
Financial assets at fair value through profit or loss		3,160,174	-	-
Loans at amortized cost		-	2,951,878	-
Other financial assets at amortized cost		-	927,158	-
	~~W~~	3,160,174	3,881,625	-
Liabilities:
Borrowings	~~W~~	-	-	9,975
Debt securities issued		-	-	10,457,205
Other financial liabilities (*)		-	-	329,942
	~~W~~	-	-	10,797,122

(*) Includes lease liabilities under K-IFRS No. 1116.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

5. Cash and due from banks

(a) Cash and due from banks by type

Details of cash and due from banks by type as of June 30, 2026 and December 31, 2025, are as follows:

		June 30, 2026	December 31, 2025
Due from banks at amortized cost	~~W~~	1,187	2,590
Less: allowance		-	(1)
	~~W~~	1,187	2,589

(b) Details of restricted due from banks in accordance with the Banking Act and other relevant laws and regulations as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Checking account guarantee deposit	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,612,762	907,013
Beneficiary certificates in foreign currency		176,043	760,641
		1,788,805	1,667,654
Hybrid Bonds
Hybrid Bonds in Korean won		1,394,620	1,108,884
Hybrid Bonds in foreign currency		-	383,636
	~~W~~	1,394,620	1,492,520
		3,183,425	3,160,174

7. Loans at amortized cost

(a) Loans at amortized cost as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Corporate loans (Working Capital loan)	~~W~~	2,429,381	2,953,103
Less: allowance		(1,008)	(1,225)
	~~W~~	2,428,373	2,951,878

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

7. Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	Total
Beginning balance	~~W~~	2,953,103	-	-	930,122	-	-	3,883,225
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer (from) to credit- impaired financial assets		-	-	-	-	-	-	-
Origination		469,180	-	-	-	-	-	469,180
Collection		(1,050,027)	-	-	-	-	-	(1,050,027)
Others (*)		57,125	-	-	(327,775)	-	-	(270,650)
Ending balance	~~W~~	2,429,381	-	-	602,347	-	-	3,031,728

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	Total
Beginning balance	~~W~~	3,838,903	-	-	640,160	-	-	4,479,063
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer (from) to credit- impaired financial assets		-	-	-	-	-	-	-
Origination		1,576,004	-	-	-	-	-	1,576,004
Collection		(2,480,890)	-	-	-	-	-	(2,480,890)
Others (*)		19,086	-	-	289,962	-	-	309,048
Ending balance	~~W~~	2,953,103	-	-	930,122	-	-	3,883,225

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

7. Loans at amortized cost (continued)

(c) Changes in the allowance for credit losses on loans at amortized cost and other assets for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	Total
Beginning balance	~~W~~	1,225	-	-	375	-	-	1,600
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer (from) to credit- impaired financial assets		-	-	-	-	-	-	-
Reversal		(217)	-	-	(134)	-	-	(351)
Ending balance	~~W~~	1,008	-	-	241	-	-	1,249

		December 31, 2025
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial asset	Total
Beginning balance	~~W~~	1,605	-	-	261	-	-	1,866
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer (from) to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer (from) to credit- impaired financial assets		-	-	-	-	-	-	-
Provision (reversal)		(380)	-	-	114	-	-	(266)
Ending balance	~~W~~	1,225	-	-	375	-	-	1,600

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

8. Investments in subsidiaries

Investments in subsidiaries as of June 30, 2026 and December 31, 2025 are as follows:

			June 30, 2026			December 31, 2025
Investees	Location	Reporting month	Ownership Interest (%)		Carrying amount	Ownership Interest (%)		Carrying amount
Shinhan Bank	Korea	December	100.0		13,617,579	100.0		13,617,579
Shinhan Card Co., Ltd.	Korea	December	100.0		7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd.	Korea	December	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd.	Korea	December	100.0		4,204,365	100.0		4,204,526
Shinhan Capital Co., Ltd.	Korea	December	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd.	Korea	December	100.0		326,206	100.0		326,206
Jeju Bank	Korea	December	64.0		179,643	64.0		179,643
Shinhan Savings Bank	Korea	December	100.0		157,065	100.0		157,065
Shinhan Asset Trust Co., Ltd. (*)	Korea	December	100.0		355,146	100.0		364,789
Shinhan DS	Korea	December	100.0		23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd.	Korea	December	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd.	Korea	December	100.0		30,000	100.0		30,000
Shinhan Venture Investment Co., Ltd.	Korea	December	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance Co., Ltd.	Korea	December	91.7		206,271	91.7		206,271
SHC Management Co., Ltd.	Korea	December	100.0		8,655	100.0		8,655
				~~W~~	30,713,901		~~W~~	30,723,705

(*) The decrease in the carrying amount resulted from a post-settlement adjustment to the acquisition cost pursuant to the previous share purchase agreement, and there has been no change in the ownership interest in the subsidiary.

9. Borrowings

Borrowings as of June 30, 2026 and December 31, 2025 are as follows:

	Lender	Period	Interest rate (%)		June 30, 2026	December 31, 2025
Borrowings in Korean won	DB Financial Investment Co., LTD.	2025.01.31 ~2026.01.30	3.01	~~W~~	-	9,975
	Kyobo Securities Co., Ltd.	2026.01.30 ~2026.07.31	2.99		4,988	-
	〃	2026.01.30 ~2027.01.29	3.04		4,911	-
				~~W~~	9,899	9,975

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

10. Debt securities issued

Debt securities issued as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026			December 31, 2025
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.43 ~ 6.17	~~W~~	8,290,000	1.43 ~ 6.17	~~W~~	8,320,000
Discount			(6,848)			(6,665)
			8,283,152			8,313,335
Debt securities issued in foreign currency:
Debt securities issued	4.54 ~ 5.06		1,695,650	1.37 ~ 5.06		2,152,350
Discount			(7,939)			(8,480)
			1,687,711			2,143,870
		~~W~~	9,970,863		~~W~~	10,457,205

11. Net defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Present value of defined benefit obligations	~~W~~	26,992	26,483
Fair value of plan assets		(35,963)	(36,159)
Net defined benefit liability (asset)	~~W~~	(8,971)	(9,676)

(b) Profit or loss related to defined benefit plans for the three-month and six-month periods ended June 30, 2026 and 2025 is as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Current service costs	~~W~~	353	875	602	1,044
Net interest income		(260)	(321)	(32)	(121)
	~~W~~	93	554	570	923

(*) Profit or loss related to defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

12. Equity

(a) Equity as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Share Capital
Ordinary shares (*1)	~~W~~	2,695,586	2,695,586
Preferred shares (*1), (*2)		274,055	274,055
		2,969,641	2,969,641

Hybrid bonds		4,163,879	4,749,837

Capital surplus
Share premium		1,484,821	11,350,744

Capital adjustments		(726,985)	(647,347)

Accumulated other comprehensive loss		(9,666)	(11,363)
Retained earnings
Legal reserve (*3)		2,969,641	2,969,641
Regulatory reserve for loan losses		17,708	20,462
Other legal reserves		2,000	2,000
Unappropriated retained earnings		15,475,840	4,931,845
		18,465,189	7,923,948
	~~W~~	26,346,879	26,335,460

(*1) Due to the retirement of shares using retained earnings, etc., the Company’s capital differs from the aggregate par value of its issued shares.

(*2) All redeemable convertible preferred shares and similar instruments previously issued by the Company have been redeemed through retained earnings. Accordingly, although preferred share capital remains outstanding, there are no preferred shares currently issued and outstanding.

(*3) As of June 30, 2026, retained earnings include a legal reserve that is restricted from being distributed as dividends under applicable laws and regulations. In accordance with Article 53 of the Financial Holding Companies Act, the Company is required to appropriate at least 10% of net income as a legal reserve each time dividends are declared, until such reserve equals 100% of its share capital. This reserve may only be used to offset accumulated deficits or to be capitalized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2026 and December 31, 2025 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2026	December 31, 2025
Hybrid bonds in KRW	September 15, 2017	Perpetual bond	4.25	~~W~~	89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	March 16, 2021	Perpetual bond	2.94		-	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		398,835	398,835
	September 9, 2025	Perpetual bond	3.26		399,035	399,035
	March 16, 2026	Perpetual bond	4.20		399,058	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88		-	556,007
				~~W~~	4,163,879	4,749,837

(*) For the period ended June 30, 2026, the deduction for capital related to hybrid bond issued is ~~W~~ 942 million.

The hybrid bonds may be redeemed early after 5 or 10 years from the date of issuance, and are either perpetual in nature or may have their maturity extended under the same terms.

(c) Capital adjustments

i) Changes in accumulated capital adjustments for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Beginning balance	~~W~~	(647,347)	(296,024)
Disposal of retained earnings		1,846	524
Redemption of hybrid bonds		(181,484)	(1,846)
Acquisition of treasury shares		(700,000)	(1,250,001)
Retirement of treasury shares		800,000	900,000
Ending balance	~~W~~	(726,985)	(647,347)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

12. Equity (continued)

ii) Changes in treasury shares for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		8,337,535	7,707,161	-	(10,840,573)	5,204,123
Carrying amount	~~W~~	600,001	700,000	-	(800,000)	500,001

(*) For the period ended June 30, 2026, the Company acquired treasury shares for retirement and completed the retirement of 10,840,573 shares on February 6, 2026.

		December 31, 2025
		Beginning balance	Acquisition	Disposal	Retirement (*)	Ending balance
The number of shares		4,585,561	21,702,365	-	(17,950,391)	8,337,535
Carrying amount	~~W~~	250,000	1,250,001	-	(900,000)	600,001

(*) For the year ended December 31, 2025, the Company acquired treasury shares for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively.

(d) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Beginning balance	~~W~~	(11,363)	(9,307)
Remeasurements of net defined benefit liability (asset)		2,341	(3,028)
Tax effect		(644)	972
Ending balance	~~W~~	(9,666)	(11,363)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

12. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with the Supervisory Regulations on Financial Holding Companies (the “Regulations”), when the allowance for credit losses under K-IFRS is less than the minimum required under the Regulations, the Company appropriates the shortfall as a regulatory reserve for loan losses at each reporting date.

i) Regulatory reserve for loan losses as of June 30, 2026 and December 31, 2025 is as follows:

		June 30, 2026	December 31, 2025
Beginning balance	~~W~~	17,708	20,462
Expected regulatory reserve for loan losses		(3,905)	(2,754)
Ending balance	~~W~~	13,803	17,708

ii) Profit and earnings per share after adjustment for the regulatory reserve for loan losses for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026	June 30, 2025
Profit for the period	~~W~~	2,343,149	2,451,570
Provision for regulatory reserve for loan losses		3,905	4,018
Profit adjusted for regulatory reserve	~~W~~	2,347,054	2,455,588
Basic and diluted earnings per share adjusted for regulatory reserve (*)	~~W~~	4,756	4,795

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

13. Net interest expense

Net interest expense for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	855	1,624	999	2,869
Loans at amortized cost		23,404	46,178	18,492	38,056
Others		143	286	154	301
		24,402	48,088	19,645	41,226
Interest expense:
Borrowings		(76)	(218)	(166)	(300)
Debt securities issued		(87,740)	(172,609)	(79,861)	(163,037)
Others		(11)	(17)	(9)	(17)
		(87,827)	(172,844)	(80,036)	(163,354)
Net interest expense	~~W~~	(63,425)	(124,756)	(60,391)	(122,128)

14. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Fees and commission income:
Royalty	~~W~~	19,335	37,094	17,760	35,519
		19,335	37,094	17,760	35,519
Fees and commission expense:
Others		(225)	(456)	(433)	(580)
Net Fees and commission income:	~~W~~	19,110	36,638	17,327	34,939

15. Dividend income

Dividend income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Dividend from subsidiaries	~~W~~	-	2,447,136	-	2,545,456
Dividend from hybrid bonds		15,528	30,905	14,620	29,215
	~~W~~	15,528	2,478,041	14,620	2,574,671

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

16. Reversal of credit losses

Reversal of credit losses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Reversal of credit losses	~~W~~	274	351	295	368

17. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Salaries:
Salary expenses and bonuses	~~W~~	14,296	30,099	15,224	26,055
Severance benefits		93	554	570	923
Rent		509	1,156	605	1,106
Lease		34	71	26	63
Entertainment		523	999	452	840
Depreciation		820	1,627	834	1,666
Amortization		285	561	233	444
Taxes and dues		162	472	198	537
Advertising		13,687	24,284	12,410	21,943
Others		6,479	10,838	7,813	14,475
	~~W~~	36,888	70,661	38,365	68,052

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

18. Share-based payments

(a) Performance shares granted as of June 30, 2026 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at June 30, 2026	178,692	2,236,914

Fair value per share in Korean won (*)	~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156, ~~W~~ 50,444 and ~~W~~ 77,757 for the expiration of the exercising period from 2021 to 2025	~~W~~ 95,800

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(b) Share-based compensation costs

The share-based compensation costs for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	5,991	49,140	55,131

		June 30, 2025
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	4,475	36,262	40,737

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of June 30, 2026 and December 31, 2025 are as follows.

		June 30, 2026
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	21,804	200,005	221,809

(*) As of June 30,2026, the Company recognizes ~~W~~ 200,005 million to be preserved by the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2025
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	22,537	197,518	220,055

(*) As of December 31, 2025, the Company recognizes ~~W~~ 197,518 million to be preserved by the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

19. Income taxes

Income tax expense for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Current income tax expense (*)	~~W~~	564	1,177	-	936
Temporary differences (*)		(58,641)	(33,424)	(2,322)	(1,666)
Income tax recognized directly in equity		(644)	(644)	742	742
Income tax expense	~~W~~	(58,721)	(32,891)	(1,580)	12

(*) Due to the application of the global minimum tax, income tax expense of ~~W~~ 1,177 million and ~~W~~ 936 million was recognized for the current and prior interim periods, respectively. The Company does not recognize deferred tax assets and liabilities associated with the Global Minimum Corporate Tax Act by applying the temporary exception to deferred tax in K-IFRS No.1012.

20. Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Net profit (loss) for the period	~~W~~	(17,167)	2,343,149	(47,711)	2,451,570
Less:
Dividends to hybrid bonds		(55,677)	(99,728)	(56,543)	(99,133)
Net profit (loss) available for common stock	~~W~~	(72,844)	2,243,421	(104,254)	2,352,437

Weighted average number of common stocks outstanding (*)		470,565,045	472,501,826	487,414,572	491,479,027
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(155)	4,748	(214)	4,786

(*) The number of ordinary shares issued by the Company is 474,654,361shares as of June 30, 2026. The weighted average number of ordinary shares outstanding has been calculated after reflecting changes in treasury shares resulting from acquisitions, retirements and other transactions during the current and prior interim periods.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

21. Operating income

Operating income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026		June 30, 2025
		Three-month	Six-month	Three-month	Six-month
Dividend income	~~W~~	15,528	2,478,041	14,620	2,574,671
Fees and Commission income		19,335	37,094	17,760	35,519
Interest income		24,402	48,088	19,645	41,226
Gains on financial instruments at FVTPL		15,241	24,270	18,925	36,222
Gains on foreign currency transaction		24,314	112,199	110,496	115,071
Reversal of credit losses		274	351	295	368
	~~W~~	99,094	2,700,043	181,741	2,803,077

22. Commitments and contingencies

The commitments with financial institutions for the six-month periods ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

			June 30, 2026		December 31, 2025
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	-	100,000	-
	Kookmin Bank		200,000	-	200,000	-
	Hana Bank		200,000	-	200,000	-
		~~W~~	500,000	-	500,000	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

23. Statement of cash flows

(a) Cash and cash equivalents in the condensed separate statement of cash flows as of June 30, 2026 and December 31, 2025 are as follows:

		June 30, 2026	December 31, 2025
Due from banks with a maturity less than three months from date of acquisition	~~W~~	1,184	2,587

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

		June 30, 2026
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2026	~~W~~	9,975	10,457,205	855	10,468,035
Changes from cash flows		(226)	(600,389)	(383)	(600,998)
Changes from non-cash flows:
Amortization of discount on debentures		150	3,186	18	3,354
Foreign currency difference		-	110,861	-	110,861
Other changes:		-	-	812	812
Balance at June 30, 2026	~~W~~	9,899	9,970,863	1,302	9,982,064

		June 30, 2025
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2025	~~W~~	19,914	10,731,336	843	10,752,093
Changes from cash flows		(10,300)	(1,046,636)	(351)	(1,057,287)
Changes from non-cash flows:
Amortization of discount on debentures		209	3,546	17	3,772
Foreign currency difference		-	(114,287)	-	(114,287)
Other changes:		-	2,273	660	2,933
Balance at June 30, 2025	~~W~~	9,823	9,576,232	1,169	9,587,224

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024 and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

Related party	Account		June 30, 2026	June 30, 2025
Revenue:
Shinhan Bank	Interest income	~~W~~	286	301
〃	Fees and commission income		25,109	23,221
〃	Dividend income		1,887,383	1,662,952
〃	Reversal of credit losses		115	-
Shinhan Card Co., Ltd.	Interest income		16,825	18,153
〃	Fees and commission income		6,037	6,670
〃	Dividend income		254,336	301,977
〃	Reversal of credit losses		155	205
〃	Non-operating income		6	-
Shinhan Securities Co., Ltd.	Interest income		18,842	9,658
〃	Fees and commission income		2,089	1,762
〃	Dividend income		196,289	95,182
〃	Reversal of credit losses		-	81
Shinhan Life Insurance Co., Ltd.	Fees and commission income		2,567	2,440
〃	Dividend income		-	378,307
〃	Reversal of credit losses		6	1
Shinhan Capital Co., Ltd.	Interest income		7,086	6,282
〃	Fees and commission income		706	997
〃	Dividend income		58,554	33,587
〃	Reversal of credit losses		51	49
Jeju Bank	Fees and commission income		58	20
〃	Dividend income		2,420	2,420
Shinhan Asset Management Co., Ltd.	Fees and commission income		193	82
〃	Dividend income		50,400	79,200
〃	Reversal of credit losses		-	2
Shinhan DS	Interest income		153	157
〃	Fees and commission income		5	8
〃	Reversal of credit losses		-	1
Shinhan Fund Partners Co., Ltd.	Fees and commission income		90	52
〃	Dividend income		8,536	7,669
Shinhan Savings Bank	Interest income		700	1,268
〃	Fees and commission income		158	161
〃	Dividend income		15,000	10,000
〃	Reversal of credit losses		43	22
Shinhan REITS management	Fees and commission income		31	38
Shinhan Asset Trust	Interest income		1,869	1,869
〃	Fees and commission income		31	48
〃	Dividend income		5,123	3,377
Shinhan Venture Investment Co., Ltd.	Interest income		954	979
〃	Fees and commission income		21	20

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

~~W~~	2,562,227	2,649,218

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2026 and 2025 are as follows (continued):

Related party	Account		June 30, 2026	June 30, 2025
Expense:
Shinhan Bank	General and administrative expenses	~~W~~	653	657
〃	Provision for credit losses		-	57
Shinhan Card Co., Ltd.	Interest expenses		2	1
〃	General and administrative expenses		34	28
Shinhan Securities Co., Ltd.	Interest expenses		99	82
〃	Fees and commission expense (*)		105	150
〃	General and administrative expenses		-	3
〃	Provision for credit losses		14	-
Shinhan Life Insurance Co., Ltd.	Interest expenses		-	110
Shinhan Asset Management Co., Ltd.	Provision for credit losses		4	-
Shinhan DS	General and administrative expenses		1,535	1,068
Shinhan Fund Partners Co., Ltd.	Provision for credit losses		1	-
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		1	-
		~~W~~	2,448	2,156

(*) It consists of commissions paid for acquisitions of hybrid bonds, and was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of June 30, 2026 and December 31, 2025 are as follows:

Creditor	Debtor	Account		June 30, 2026	December 31, 2025
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	10	17
〃	〃	Property and equipment		289	-
〃	〃	Other assets		359,251	637,533
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		703,572	713,983
	〃	Loans		1,040,000	1,383,047
〃	〃	Reserve for loan losses		(431)	(574)
〃	〃	Property and equipment		102	44
〃	〃	Other assets		84,660	115,259
〃	Shinhan Securities Co., Ltd.	Financial assets at fair value through profit or loss (*2)		200,418	383,636
〃	〃	Loans		755,335	703,101
〃	〃	Reserve for loan losses		(313)	(292)
〃	〃	Other assets		41,611	60,923
〃	Shinhan Life Insurance Co., Ltd.	Other assets		18,183	33,116
〃	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)		245,942	247,939
〃	〃	Loans		464,150	596,980
〃	〃	Reserve for loan losses		(193)	(248)
〃	〃	Other assets		44,317	35,563
〃	Shinhan Asset Management Co., Ltd.	Other assets		19,845	10,430
〃	Jeju Bank	Other assets		4,301	3,879
〃	Shinhan DS	Loans		9,896	9,975
〃	〃	Reserve for loan losses		(4)	(4)
〃	〃	Property and equipment		142	158
〃	〃	Intangible assets		174	126
〃	〃	Other assets		2,810	1,965

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties June 30, 2026, and December 31, 2025, are as follows (continued):

Creditor	Debtor	Account		June 30, 2026	December 31, 2025
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Fund Partners Co., Ltd.	Other assets	~~W~~	7,704	5,141
〃	Shinhan Savings Bank	Loans		-	100,000
〃	〃	Reserve for loan losses		-	(41)
〃	〃	Other assets		7,919	11,402
〃	Shinhan Asset Trust Co., Ltd.	Financial assets at fair value through profit or loss (*4)		244,687	146,962
〃	〃	Loans		100,000	100,000
〃	〃	Reserve for loan losses		(41)	(41)
〃	〃	Other assets		5,171	4,291
〃	Shinhan REITs Management Co., Ltd.	Other assets		1,849	994
〃	Shinhan Venture Investment Co., Ltd.	Loans		60,000	60,000
〃	〃	Reserve for loan losses		(25)	(25)
〃	〃	Other assets		2,144	813
〃	Shinhan EZ General Insurance Co., Ltd.	Other assets		391	348
			~~W~~	4,423,866	5,366,400
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	1,692	1,707
Shinhan Card Co., Ltd.	〃	Other liabilities		543	610
Shinhan Securities Co., Ltd	〃	Other liabilities		74,354	6,403
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		98,541	6,460
Shinhan Capital Co., Ltd.	〃	Other liabilities		23	25
Shinhan Asset Management Co., Ltd.	〃	Other liabilities		3	3
Shinhan DS	〃	Other liabilities		137	108
Shinhan Savings Bank	〃	Other liabilities		-	5
Shinhan REITs Management Co., Ltd.	〃	Other liabilities		1	87
Shinhan Venture Investment Co., Ltd.	〃	Other liabilities		-	1,434
Shinhan EZ General Insurance Co., Ltd	〃	Other liabilities		264	-
			~~W~~	175,558	16,842

24. Related party transactions (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

(b) Significant balances with the related parties June 30, 2026, and December 31, 2025, are as follows (continued):

(*1) The amount represents the carrying amount of hybrid bonds purchased and includes fair value losses recognized in profit or loss of ~~W~~ 10,411 million and ~~W~~ 4,508 million for the period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

(*2) The amount represents the carrying amount of hybrid bonds purchased and includes fair value gains recognized in profit or loss of ~~W~~ 418 million and ~~W~~ 23,998 million for the period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

(*3) The amount represents the carrying amount of hybrid bonds purchased and includes fair value losses recognized in profit or loss of ~~W~~ 1,997 million and gains recognized in profit or loss of ~~W~~ 2,103 million for the period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

(*4) The amount represents the carrying amount of hybrid bonds purchased and includes fair value losses recognized in profit or loss of ~~W~~ 2,274 million and ~~W~~ 3,764 million for the period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of June 30, 2026, and December 31, 2025, are as follows:

Related parties		June 30, 2026	December 31, 2025
Right-of-use assets
Shinhan Bank	~~W~~	289	-
Shinhan Card Co., Ltd.		102	44
	~~W~~	391	44
Lease liabilities
Shinhan Card Co., Ltd.		110	49
	~~W~~	110	49

(d) Financing transaction

Major financing transactions with related parties for the six-month period ended June 30, 2026, and for the year ended December 31, 2025 are as follows:

		June 30, 2026
		Beginning balance	Loan	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,097,029	100,000	-	(443,047)	(10,411)	1,743,571
Shinhan Securities Co., Ltd.		1,086,736	-	200,000	(383,636)	52,652	955,752
Shinhan Capital Co., Ltd.		844,920	299,180	-	(436,980)	2,973	710,093
Shinhan Asset Trust Co., Ltd.		246,961	-	100,000	-	(2,274)	344,687
Shinhan Savings Bank		100,000	-	-	(100,000)	-	-
Shinhan DS		9,977	10,000	-	(10,000)	(78)	9,899
Shinhan Venture Investment Co., Ltd.		60,000	60,000	-	(60,000)	-	60,000
	~~W~~	4,445,623	469,180	300,000	(1,433,663)	42,862	3,824,002

		December 31, 2025
		Beginning balance	Loan	Acquisition (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,570,590	670,000	-	(1,138,000)	(5,561)	2,097,029
Shinhan Securities Co., Ltd.		1,231,335	676,004	-	(862,890)	42,287	1,086,736
Shinhan Capital Co., Ltd.		1,049,461	160,000	100,000	(460,000)	(4,541)	844,920
Shinhan Asset Trust Co., Ltd.		250,725	-	-	-	(3,764)	246,961
Shinhan Savings Bank		150,000	-	-	(50,000)	-	100,000
Shinhan DS		9,970	10,000	-	(10,000)	7	9,977
Shinhan Venture Investment Co., Ltd.		59,944	60,000	-	(60,000)	56	60,000
	~~W~~	5,322,025	1,576,004	100,000	(2,580,890)	28,484	4,445,623

(*1) The purchase amount of hybrid bonds issued by subsidiaries.

(*2) Other transactions are amounts resulting from financial asset valuation and foreign currency translation, among others.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited), and December 31, 2025

(In millions of won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the six-month periods ended June 30, 2026, and 2025 are as follows:

		June 30, 2026	June 30, 2025
Short-term employee benefits	~~W~~	2,234	2,219
Severance benefits		27	63
Share-based payment expenses (*)		3,008	2,313
	~~W~~	5,269	4,595

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., a subsidiary, acquired debt securities and hybrid bonds of ~~W~~ 130 billion and ~~W~~ 155 billion issued by the Company for the six-month periods ended June 30, 2026, and 2025, respectively.

(g) As of June 30, 2026, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 7,200 million.

25. Subsequent events

(a) Resolution of Quarterly Dividend

At the Board of Directors meeting held on July 23, 2026, the Company resolved to pay a quarterly cash dividend of ~~W~~ 740 per ordinary share. The total amount of dividends is ~~W~~ 347,393 million, and the dividend record date is July 30, 2026.

(b) Acquisition and Retirement of Treasury Shares

To enhance shareholder value, the Company resolved at the Board of Directors meeting on July 23, 2026 to acquire and retire treasury shares worth ~~W~~ 700 billion.